May 4, 2012

By EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Michael Volley

Re:	The First Marblehead Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 8, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 9, 2012
File No. 001-31825

Dear Mr. Volley:

This letter relates to the letter, dated May 2, 2012 (the “Letter”), from Amit Pande of the Staff of the U.S. Securities and Exchange Commission to Kenneth Klipper, Chief Financial Officer of The First Marblehead Corporation (the “Company”).

On behalf of the Company, and as discussed by telephone with you on May 4, 2012, in light of the fact that the Company is focusing on quarter-end related matters, we have requested an extension of time to respond to the Letter. This letter confirms that, in accordance with our telephone communication with you, the Company will respond to the Letter on or before Thursday, May 31, 2012.

If you require additional information, please do not hesitate to contact me at 617-526-6832.

Sincerely,

/s/ Susan W. Murley

Susan W. Murley

cc:	Kenneth Klipper
Suzanne Murray, Esq.